UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission file number 0-30752

ÆTERNA ZENTARIS INC.

1405, boul. du Parc-Technologique

Québec, Québec

Canada, G1P 4P5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXPLANATORY NOTE

Æterna Zentaris Inc. is filing this Amendment No. 1 to its Current Report on Form 6-K dated March 30, 2010 solely to re-file Exhibit 99.1 and to amend the Documents Index contained therein.  No other changes have been made.

DOCUMENTS INDEX

Documents Description

*99.1†	License and Cooperation Agreement for Perifosine by and between Zentaris AG and AOI Pharma, Inc. dated September 18, 2002
99.2†	Addendum agreement to License and Cooperation Agreement for Perifosine by and between Zentaris AG and AOI Pharma, Inc. dated December 3, 2003
99.3†	First Amendment to License and Cooperation Agreement for Perifosine by and between Aeterna Zentaris GmbH and AOI Pharma Inc., dated November 29, 2007

*                 Filed herewith.

†                                                    Confidential treatment requested as to certain portions, which portions are omitted and filed separately with the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ÆTERNA ZENTARIS INC.

Date:	May 7, 2010	By:	/s/ Dennis Turpin
Dennis Turpin
Senior Vice President and Chief Financial Officer